Exhibit 99.1

Ayr Wellness to Hold Fourth Quarter and Full Year 2020 Conference Call on Thursday, March 11, 2021 at 8:30 a.m. ET

Toronto, Ontario, February 25, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or “the Company”), a leading vertically integrated cannabis multi-state operator, will hold a conference call on Thursday, March 11, 2021 at 8:30 a.m. Eastern time to discuss its results for the fourth quarter and full year ended December 31, 2020. The Company will provide its financial results in a press release prior to the conference call.

Ayr CEO Jonathan Sandelman, COO Jennifer Drake and CFO Brad Asher will host the conference call, followed by a question and answer period.

Conference Call Date: Thursday, March 11, 2021

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (877) 282-0546

International dial-in number: (270) 215-9898

Conference ID: 2287507

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at (949) 574-3860.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available after 11:30 a.m. Eastern time on the same day through March 18, 2021.

Toll-free replay number: (855) 859-2056

International replay number: (404) 537-3406

Replay ID: 2287507

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com